Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2026 Results

Revenue of $1.16 Billion, up 4.1% YoY as Reported and up 3.5% YoY in Constant Currency(1)

T-Mobile USA, Inc. Enters into a Strategic Multi-Year Agreement with Amdocs to Support

Its Customer Experience and Operational Excellence Journey

Amdocs Introduces aOS: An Agentic Operating System for Telecommunications

Expects Fiscal 2026 Revenue Growth Outlook of 1.5%-5.5% YoY as Reported

Reiterates Fiscal 2026 Revenue Growth Outlook of 1.0%-5.0% YoY in Constant Currency(1)

First Quarter Fiscal 2026 Highlights

(All comparisons are against the prior year)

•

Revenue of $1,156 million, up 4.1% as reported and up 3.5% in constant currency(1); revenue was above the midpoint of the $1,135-$1,175 million guidance range even with unfavorable foreign currency movements of roughly $3 million compared to our guidance assumptions

•	Revenue of $182 million in Europe, up 17.1% as compared to last year’s first quarter

•	Managed services revenue of $746 million, equivalent to approximately 65% of total revenue and up 2.3% as compared to last year’s first quarter

•	GAAP diluted EPS of $1.45, above the $1.36-$1.44 guidance range, primarily due to a lower than anticipated GAAP effective tax rate

•	Non-GAAP diluted EPS of $1.81, above the guidance range of $1.73-$1.79, primarily due to a lower than anticipated non-GAAP effective tax rate

•	GAAP operating income of $207 million; GAAP operating margin of 17.9%, up 640 basis points sequentially, mainly due to lower restructuring charges, and unchanged compared to last year’s first quarter

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)
(3)	Expected total shareholder return assumes midpoint of fiscal year 2026 non-GAAP EPS growth outlook, plus dividend yield

•	Non-GAAP operating income of $250 million; non-GAAP operating margin of 21.6%, up 40 basis points as compared to last year’s first fiscal quarter and unchanged sequentially

•

Free cash flow of $188 million, comprised of cash flow from operations of $220 million, less $32 million in net capital expenditures(2), including $49 million of restructuring payments; reiterates full year fiscal 2026 free cash outlook of $710 million to $730 million, excluding restructuring payments

•	Repurchased $146 million of ordinary shares during the first fiscal quarter

•	Twelve-month backlog of $4.25 billion, up approximately $60 million sequentially and up 2.7% as compared to last year’s first fiscal quarter

JERSEY CITY, NJ – February 3, 2026 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended December 31, 2025.

“First quarter financial results were consistent with our guidance as we continue to focus on our primary goal of reaccelerating Amdocs’ long-term growth and extending our position as a market leader for the generative AI era. I am proud to announce that Amdocs has extended our long-term relationship with T-Mobile under a new multi-year agreement which includes managed services, software development, and AI innovation. In addition, we signed an expanded multi-year engagement at Vodafone Germany, added two new western European logos, and closed the acquisition of Matrixx Software as a strategic consolidation move which complements and expands our activities at Verizon, Telus, Telefonica, Swisscom, Three, Virgin Media O2, Telstra and other customers. As to generative AI, our accelerated development roadmap is progressing as planned with today’s announcement of aOS, an agentic operating system purpose-built for telecommunications which we expect can provide a new long-term growth engine for Amdocs,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Our first quarter profitability improved significantly from a year ago and was unchanged sequentially as we balanced internal efficiency gains with accelerated generative AI investments. Earnings-to-cash conversion was strong, reflecting consistent execution under the many milestone and outcome-based projects and managed services engagements we are supporting for our customers. Over the busy holiday period, we provided best-in-class mission critical operations support for our customers. We also maintained very high managed services renewal rates, signing expanded multi-year engagements with T-Mobile, Vodafone Germany and other customers which together strengthen our business resiliency, said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “Across our serviceable addressable market of roughly $60 billion, many growth opportunities exist by expanding our value proposition with current customers, diversifying in new geographies and by addressing emerging domains such as Generative AI, cloud migration and fiber rollout. With our deep telco domain expertise and tech-led, outcomes-based business model, we are strongly positioned to monetize a rich deal pipeline. That said, we continue to monitor our customers’ demand and spending behavior within the global macroeconomic environment. Overall, we are reiterating our fiscal 2026 revenue growth outlook of 1.0% to 5.0% in constant currency(1), putting us on-track to achieve our target of high single-digit expected total shareholder returns(3) for the year.”

Revenue

(All comparisons are against the prior year period)

	In millions Three months ended December 31, 2025
	Actual	Guidance
Revenue	$1,156	$1,135 - $1,175
Revenue Growth, as reported	4.1%
Revenue Growth, constant currency (1)	3.5%

•	Revenue for the first fiscal quarter of 2026 was slightly above the midpoint of Amdocs’ guidance

•

Revenue for the first fiscal quarter includes a positive impact from foreign currency movements of approximately $7 million relative to the first quarter of fiscal 2025 and a negative impact from foreign currency movements of approximately $3 million relative to the fourth quarter of fiscal 2025 and compared to our guidance assumptions

Net Income and Earnings Per Share

	In thousands, except per share data Three months ended December 31,
	2025	2024
GAAP Measures
Net Income	$158,454	$151,852
Net Income attributable to Amdocs Limited	$157,566	$151,133
Diluted earnings per share	$1.45	$1.33
Non-GAAP Measures
Non-GAAP Net Income	$197,131	$188,877
Non-GAAP Net Income attributable to Amdocs Limited	$196,243	$188,158
Non-GAAP Diluted earnings per share	$1.81	$1.66

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

M&A Activity: On December 23, 2025, Amdocs completed the acquisition of Matrixx, a privately owned company specializing in Charging & Rating solutions for global communication service providers, for a net consideration of approximately $197 million

•

Quarterly Cash Dividend Program: On February 3, 2026, the Board approved the Company’s next quarterly cash dividend payment at the new increased rate of $0.569 per share, as approved at the January 2026 annual general meeting of shareholders and set March 31, 2026 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 24, 2026

•	Share Repurchase Activity: Repurchased $146 million of ordinary shares during the first quarter of fiscal 2026

Twelve-month Backlog

Twelve-month backlog was $4.25 billion at the end of the first quarter of fiscal 2026, up approximately 2.7% as compared to last year’s first fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Second Quarter Fiscal 2026 Outlook

In millions, except per share data
Q2 - 2026
Revenue	$1,150-$1,190
GAAP Diluted earnings per share	$1.22-$1.30
Non-GAAP Diluted earnings per share	$1.73-$1.79

•	Second quarter revenue guidance assumes a positive $1 million sequential impact from foreign currency fluctuations as compared to the first quarter of fiscal 2026

•

Second quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.33-$0.35 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.15 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

Full Year Fiscal 2026 Outlook

FY 2026 - Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	1.5%-5.5%	1.7%-5.7%
Revenue Growth, constant currency (1)	1.0%-5.0%	1.0%-5.0%
GAAP Diluted earnings per share	10.0%-17.0%	13.5%-20.5%
Non-GAAP Diluted earnings per share	4.0%-8.0%	4.0%-8.0%

FY 2026, in millions
	Current guidance	Previous guidance
Free Cash Flow (2)	$710-$730	$710-$730

•

Full year fiscal 2026 revenue guidance incorporates an expected positive impact from foreign currency fluctuations of approximately 0.5% year-over-year compared with a positive impact of 0.7% year-over-year previously, and includes some inorganic contribution, including the acquisition of Matrixx Software which was already contemplated in the full year revenue guidance

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.98-$1.04 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.55 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	Non-GAAP operating margin is anticipated to be within a range of 21.3% to 21.9% for the full year fiscal 2026

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization of purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 16% to 19% for the full year fiscal 2026

•

Reiterates full year fiscal 2026 free cash flow(2) of $710 million to $730 million, excluding payments related to restructuring charges; free cash flow(2) is comprised of cash flow from operations, less net capital expenditures

The forward-looking statements regarding our second fiscal quarter 2026 and full year fiscal 2026 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors), global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on February 3, 2026 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2026 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow(2) equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs helps the world’s leading communications and media companies deliver exceptional customer experiences through reliable, efficient, and secure operations at scale. We provide software products and services that embed intelligence into how work runs across business, IT, and network domains – delivering measurable outcomes in customer experience, network performance, cloud modernization, and revenue growth. With our talented people, and more than 40 years of experience running mission-critical systems around the globe, Amdocs runs billions of transactions daily. Our technology is relied on every day, connecting people worldwide and advancing a more inclusive, connected world. Together, we help those who shape the future to make it amazing. Amdocs is listed on the NASDAQ Global Select Market (NASDAQ: DOX) and reported revenue of $4.53 billion in fiscal 2025. For more information, visit www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended December 31,
	2025	2024
Revenue	$1,155,939	$1,110,055
Operating expenses:
Cost of revenue	727,723	682,259
Research and development	81,978	84,333
Selling, general and administrative	113,721	122,087
Amortization of purchased intangible assets and other	14,534	15,759
Restructuring charges	11,301	6,783

	949,257	911,221

Operating income	206,682	198,834
Interest and other expense, net	(11,265)	(6,409)

Income before income taxes	195,417	192,425

Income taxes	36,963	40,573

Net income	$158,454	$151,852

Net income attributable to noncontrolling interests	888	719

Net income attributable to Amdocs Limited	$157,566	$151,133

Basic earnings per share attributable to Amdocs Limited	$1.46	$1.34

Diluted earnings per share attributable to Amdocs Limited	$1.45	$1.33

Cash dividends declared per ordinary share	$0.527	$0.479

Basic weighted average number of shares outstanding	107,977	112,745

Diluted weighted average number of shares outstanding	108,512	113,439

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended December 31,
	2025	2024
Revenue	$1,155,939	$1,110,055
Non-GAAP operating income	249,939	235,398
Non-GAAP net income	197,131	188,877
Non-GAAP net income attributable to Amdocs Limited	196,243	188,158
Non-GAAP diluted earnings per share	$1.81	$1.66
Diluted weighted average number of shares outstanding	108,512	113,439

Free Cash Flows

(In thousands)

	Three months ended December 31,
	2025	2024
Net Cash Provided by Operating Activities	$220,182	$105,555
Purchase of property and equipment, net (a)	(32,239)	(27,355)

Free Cash Flow	$187,943	$78,200

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for all periods presented.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended December 31, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$727,723	$—	$(11,373)	$(359)	$—	$—	$—	$715,991
Research and development	81,978		(1,859)					80,119
Selling, general and administrative	113,721		(10,858)	7,027				109,890
Amortization of purchased intangible assets and other	14,534	(14,534)						—
Restructuring charges	11,301				(11,301)			—

Total operating expenses	949,257	(14,534)	(24,090)	6,668	(11,301)	—	—	906,000

Operating income	206,682	14,534	24,090	(6,668)	11,301	—	—	249,939
Interest and other expense, net	(11,265)					1,573		(9,692)
Income taxes	36,963						6,153	43,116

Net income	158,454	14,534	24,090	(6,668)	11,301	1,573	(6,153)	197,131

Net income attributable to noncontrolling interests	888							888

Net income attributable to Amdocs Limited	$157,566	$14,534	$24,090	$(6,668)	$11,301	$1,573	$(6,153)	$196,243

	Three Months Ended December 31, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$682,259	$—	$(13,250)	$—	$—	$—	$—	$669,009
Research and development	84,333		(2,271)					82,062
Selling, general and administrative	122,087		(10,999)	12,498				123,586
Amortization of purchased intangible assets and other	15,759	(15,759)						—
Restructuring charges	6,783				(6,783)			—

Total operating expenses	911,221	(15,759)	(26,520)	12,498	(6,783)	—	—	874,657

Operating income	198,834	15,759	26,520	(12,498)	6,783	—	—	235,398
Interest and other expense, net	(6,409)					6,048		(361)
Income taxes	40,573						5,587	46,160

Net income	151,852	15,759	26,520	(12,498)	6,783	6,048	(5,587)	188,877

Net income attributable to noncontrolling interests	719							719

Net income attributable to Amdocs Limited	$151,133	$15,759	$26,520	$(12,498)	$6,783	$6,048	$(5,587)	$188,158

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2025	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$247,875	$324,999
Accounts receivable, net, including unbilled	962,780	935,751
Prepaid expenses and other current assets	333,224	331,387

Total current assets	1,543,879	1,592,137
Property and equipment, net	744,706	768,557
Lease assets	179,081	182,088
Goodwill and other intangible assets, net	3,247,622	3,046,962
Other noncurrent assets	628,794	660,086

Total assets	$6,344,082	$6,249,830

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,167,772	$1,201,206
Short-term financing arrangements	130,000	—
Lease liabilities	37,808	38,725
Deferred revenue	125,209	118,861

Total current liabilities	1,460,789	1,358,792
Lease liabilities	137,495	140,776
Long-term debt, net of unamortized debt issuance costs	647,058	646,901
Other noncurrent liabilities	633,620	632.681
Total Amdocs Limited Shareholders’ equity	3,423,005	3,429,453
Noncontrolling interests	42,115	41,227

Total equity	3,465,120	3,470,680

Total liabilities and equity	$6,344,082	$6,249,830

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2025	2024
Cash Flow from Operating Activities:
Net income	$158,454	$151,852
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	50,736	46,968
Amortization of debt issuance cost	157	151
Equity-based compensation expense	24,090	26,520
Deferred income taxes	15,152	1,651
Loss from short-term interest-bearing investments	—	662
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(14,547)	2,417
Prepaid expenses and other current assets	18,816	(14,787)
Other noncurrent assets	17,597	(7,925)
Lease assets and liabilities, net	(1,190)	(2,329)
Accounts payable, accrued expenses and accrued personnel	(19,383)	(50,837)
Deferred revenue	6,516	867
Income taxes payable, net	(9,327)	(5,129)
Other noncurrent liabilities	(26,889)	(44,526)

Net cash provided by operating activities	$220,182	$105,555

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(32,239)	(27,355)
Proceeds from sale of short-term interest-bearing investments	—	33,362
Net cash paid for business acquisitions	(194,489)	(57,083)
Net Cash from equity investments and other	1,846	16,347

Net cash used in investing activities	$(224,882)	$(34,729)

Cash Flow from Financing Activities:
Repurchase of shares	(146,168)	(144,483)
Proceeds from employee stock option exercises	1,700	4,408
Payments of dividends	(57,156)	(54,081)
Distribution to noncontrolling interests	—	(1,323)
Borrowings under financing arrangements	130,000	—
Payment of contingent consideration and deferred payment of business acquisitions	(800)	(7,599)

Net cash used in financing activities	$(72,424)	$(203,078)

Net decrease in cash and cash equivalents	(77,124)	(132,252)
Cash and cash equivalents at beginning of period	324,999	346,085

Cash and cash equivalents at end of period	$247,875	$213,833

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
North America	$764.7	$762.4	$745.4	$738.3	$737.4
Europe	181.7	179.8	189.4	180.7	155.2
Rest of the World	209.5	208.0	209.6	209.2	217.4

Total Revenue	$1,155.9	$1,150.2	$1,144.4	$1,128.2	$1,110.1

	Three months ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
Managed Services Revenue	$745.9	$748.3	$771.5	$747.1	$728.9

	as of
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
12-Month Backlog	$4,250	$4,190	$4,150	$4,170	$4,140

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